

October 16, 2013

<u>Via E-mail</u>
Mr. Eric J. Mortensen
Senior Vice President, Controller and Principal Accounting Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021

      Re: Level 3 Communications, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 26, 2013
              File No. 1-35134

Dear Mr. Mortensen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director